EXHIBIT 77(O) MORGAN STANLEY DEAN WITTER VALUE FUND 10f-3 transactions for the period April 1, 1999 - October 20, 1999
 S TOTAL ISSUED/ DATE PRICE SHARES % of PRINCIPAL PURCHASED
  SECURITY PURCHASED SHARE PURCHASED Assets AMOUNT BY FUND
   BROKER(S) Goldman Sachs 05/03/99 $ 53.00 7,900 0.290%
$3,657,000,000.00 0.010% Goldman Sachs Engelhard 05/03/99 $
    19.50 26,700 0.170% $507,000,000.00 0.010% Engelhard